Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

RESTATED

Nine Months Ended September 30, 2003
(Dollars in thousands)

EARNINGS
Net Income (Loss) before income taxes	$131,285
Add (Deduct):
Earnings on Equity Method	(37,163)
Distributions from Minority Subsidiaries	21,228
Minority interest in income of majority-owned subsidiaries that do not have fixed charges	(10,714)
$104,636

Add fixed charges:
Consolidated interest expense	$46,496
Deferred debt expense	1,017
Interest Portion (1/3) of Consolidated Rent Expense	17,795
$169,944

FIXED CHARGES
Consolidated interest expense	$46,496
Deferred debt expense	1,017
Interest Portion (1/3) of Consolidated Rent Expense	17,795
$65,308

RATIO OF EARNINGS TO FIXED CHARGES	2.60